EXHIBIT 99.1

FirstService Reports Record Second Quarter Results

Strong Internal Growth at Colliers International, FirstService Residential and FirstService Brands

Adjusted EBITDA Up by More Than 40% at Colliers International

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
	2014	2013	2014	2013

Revenues (millions)	$ 660.7	$ 576.1	$ 1,205.8	$ 1,049.7
Adjusted EBITDA (millions) (note 1)	59.7	45.2	82.0	55.4
Adjusted EPS (note 2)	0.74	0.57	0.82	0.39

TORONTO, July 29, 2014 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) today reported results for its second quarter ended June 30, 2014. All amounts are in US dollars and all percentage revenue variances are calculated on a local currency basis.

Revenues for the second quarter were $660.7 million, a 16% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $59.7 million, up 32% and Adjusted EPS (note 2) was $0.74, a 30% increase versus the prior year quarter. GAAP EPS from continuing operations was $0.26 per share in the quarter, versus a loss of $0.21 for the same quarter a year ago. Prior year quarter results were negatively impacted by $0.29 per share resulting from accelerated amortization of intangible assets relating to the re-branding of the Company's residential property management operations.

For the six months ended June 30, 2014, revenues were $1.21 billion, a 17% increase relative to the comparable prior year period, Adjusted EBITDA was $82.0 million, up 48%, and Adjusted EPS was $0.82, up 110% versus the prior year period. GAAP EPS from continuing operations for the six month period was $0.11 per share, compared to a loss of $0.74 in the prior year period.

"Once again, FirstService delivered outstanding results in the second quarter," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "Colliers International grew revenues by 22% with EBITDA up by more than 40% and margins up 170 basis points to 9.6%. FirstService Residential continued to deliver excellent top-line growth with multiple contract wins across the entire North American platform. FirstService Brands also had an outstanding quarter with EBITDA up 27% and margins up 250 basis points to almost 22%. Finally, cash flows almost tripled from the same quarter one year ago. With strong operating results and cash flow, ample financial capacity and multiple growth opportunities, FirstService is better positioned than ever to continue delivering outstanding results for the balance of 2014 and beyond," he concluded.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, one of the largest markets in the world. FirstService manages more than 2.5 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International - one of the largest global players in commercial real estate services; FirstService Residential - North America's largest manager of residential communities; and FirstService Brands - one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$2.5 billion in annual revenues and has more than 24,000 employees world-wide. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders since becoming a publically listed company in 1993. The common shares of FirstService trade on the NASDAQ under the symbol "FSRV" and on the Toronto Stock Exchange under the symbol "FSV". More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results

Colliers International revenues totalled $368.5 million for the second quarter compared to $308.5 million in the prior year quarter, up 22%. Revenue growth was comprised of 16% internal growth and 6% growth from recent acquisitions. Internal growth was primarily driven by stronger investment sales and leasing activity in all three regions – Europe, Asia Pacific and the Americas. Adjusted EBITDA was $35.3 million, up 44% from the prior year quarter, with a significant portion of the increase attributable to operating leverage.

FirstService Residential revenues were $236.7 million for the second quarter, up 9% relative to the prior year quarter. Revenue growth was comprised of 7% internal growth and 2% from recent acquisitions. Adjusted EBITDA for the quarter was $14.6 million, up from $13.6 million in the prior year period. Current period operating results were impacted by (i) substantial increases in employee medical benefits costs in the US which are expected to continue impacting results for the next twelve months and (ii) a reduction in higher-margin property transfer and disclosure fees resulting from a reduction in home re-sales in managed communities which is consistent with home re-sale numbers nationally. Prior period results were impacted by re-branding and related costs as a result of the adoption of the "FirstService Residential" brand.

FirstService Brands revenues grew to $55.5 million, up 12% versus the prior year period, with 11% internal growth and 1% from acquisitions completed during the quarter. Adjusted EBITDA for the second quarter was $12.2 million, up 27% over the prior year period. The FirstService Brands results have been revised for all periods to include the Service America business unit, which has been transitioned to FirstService Brands from FirstService Residential. Service America generated revenues of $13.1 million for the second quarter, relative to $13.0 million in the prior year quarter. Service America provides HVAC and plumbing services to residential and commercial customers in Florida and is expected to be better able to grow and share best practices and other benefits within the FirstService Brands segment.

Corporate costs were $2.4 million in the second quarter, relative to $2.6 million in the prior year period, and were positively impacted by changes in foreign exchange rates.

Stock Repurchases

During the quarter, the Company repurchased 105,200 Subordinate Voting Shares on the open market under its Normal Course Issuer Bid ("NCIB") at an average price of US$49.38 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,974,800 Subordinate Voting Shares under its NCIB, which expires on June 8, 2015.

Conference Call

FirstService will be holding a conference call on Tuesday, July 29, 2014 at 11:00 a.m. Eastern Time to discuss the quarter's results. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings from continuing operations to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company's service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2014	2013	2014	2013
Net earnings (loss) from continuing operations	$ 25,589	$ 4,260	$ 27,049	$ (3,630)
Income tax	9,990	1,210	11,115	(570)
Other income, net	(206)	(508)	(847)	(686)
Interest expense, net	3,413	5,885	6,394	11,053
Operating earnings	38,786	10,847	43,711	6,167
Depreciation and amortization	15,978	28,636	29,754	41,166
Acquisition-related items	1,178	3,741	1,223	5,947
Stock-based compensation expense (1)	3,764	1,943	7,305	2,128
Adjusted EBITDA	$ 59,706	$ 45,167	$ 81,993	$ 55,408

2. Reconciliation of net earnings (loss) attributable to common shareholders and diluted net earnings (loss) per share from continuing operations to adjusted net earnings from continuing operations and adjusted net earnings per share from continuing operations:

Adjusted earnings per share is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to shareholders to adjusted net earnings from continuing operations and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2014	2013	2014	2013

Net earnings (loss) attributable to common shareholders	$ 7,659	$ (6,732)	$ 1,779	$ (23,259)
Non-controlling interest redemption increment	8,529	6,268	10,543	11,848
Net (earnings) loss from discontinued operations, net of tax	1,675	(149)	2,160	209
Acquisition-related items	1,178	3,741	1,223	5,947
Amortization of intangible assets	7,386	19,900	12,284	24,149
Stock-based compensation expense (1)	3,764	1,943	7,305	2,128
Income tax on adjustments	(2,942)	(4,530)	(4,910)	(6,443)
Non-controlling interest on adjustments	(390)	(2,038)	(662)	(2,138)
Adjusted net earnings	$ 26,859	$ 18,403	$ 29,722	$ 12,441

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2014	2013	2014	2013

Diluted net earnings (loss) per share from continuing operations	$ 0.26	$ (0.21)	$ 0.11	$ (0.74)
Non-controlling interest redemption increment	0.23	0.19	0.29	0.38
Acquisition-related items	0.03	0.11	0.03	0.18
Amortization of intangible assets, net of tax	0.13	0.43	0.22	0.53
Stock-based compensation expense, net of tax (1)	0.09	0.05	0.17	0.04
Adjusted earnings per share	$ 0.74	$ 0.57	$ 0.82	$ 0.39

(1) The increase in stock-based compensation expense was attributable to the increase in the formula price of liability-accounted stock options at Colliers International.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)

	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2014	2013	2014	2013

Revenues	$ 660,729	$ 576,099	$ 1,205,841	$ 1,049,733

Cost of revenues	418,702	375,411	780,392	698,789
Selling, general and administrative expenses	186,085	157,464	350,761	297,664
Depreciation	8,592	8,736	17,470	17,017
Amortization of intangible assets (1)	7,386	19,900	12,284	24,149
Acquisition-related items (2)	1,178	3,741	1,223	5,947
Operating earnings	38,786	10,847	43,711	6,167
Interest expense, net	3,413	5,885	6,394	11,053
Other expense (income)	(206)	(508)	(847)	(686)
Earnings (loss) before income tax	35,579	5,470	38,164	(4,200)
Income tax	9,990	1,210	11,115	(570)
Net earnings (loss) from continuing operations	25,589	4,260	27,049	(3,630)
Discontinued operations, net of income tax (3)	(1,675)	149	(2,160)	(209)
Net earnings (loss)	23,914	4,409	24,889	(3,839)
Non-controlling interest share of earnings	7,726	4,015	12,567	4,426
Non-controlling interest redemption increment	8,529	6,268	10,543	11,848
Net earnings (loss) attributable to Company	7,659	(5,874)	1,779	(20,113)
Preferred share dividends	--	858	--	3,146
Net earnings (loss) attributable to common shareholders	$ 7,659	$ (6,732)	$ 1,779	$ (23,259)

Net earnings (loss) per common share
Basic
Continuing operations	$ 0.26	$ (0.21)	$ 0.11	$ (0.74)
Discontinued operations	(0.05)	--	(0.06)	(0.01)
	$ 0.21	$ (0.21)	$ 0.05	$ (0.75)

Diluted
Continuing operations	$ 0.26	$ (0.21)	$ 0.11	$ (0.74)
Discontinued operations	(0.05)	--	(0.06)	(0.01)
	$ 0.21	$ (0.21)	$ 0.05	$ (0.75)

Adjusted earnings per share (4)	$ 0.74	$ 0.57	$ 0.82	$ 0.39

Weighted average common shares (thousands)
Basic	35,972	32,119	35,931	31,116
Diluted	36,369	32,437	36,334	31,492

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Amortization of intangible assets for the three and six month periods ended June 30, 2013 includes $11,184 of accelerated amortization related to legacy regional trademarks and trade names in connection with Residential Real Estate Services re-branding.
(2) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(3) Discontinued operations include the REO rental operation which was sold in April 2014, a commercial real estate consulting business which was sold in July 2014 and Field Asset Services which was sold in September 2013.
(4) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	June 30, 2014	December 31, 2013	June 30, 2013

Assets
Cash and cash equivalents	$ 134,943	$ 142,704	$ 90,840
Accounts receivable	376,100	371,423	341,060
Inventories	21,531	15,804	15,550
Prepaid expenses and other current assets	91,495	85,329	70,986
Current assets	624,069	615,260	518,436
Other non-current assets	22,899	19,711	23,518
Fixed assets	112,839	101,554	102,408
Deferred income tax	101,362	102,629	111,884
Goodwill and intangible assets	658,132	604,357	652,721
Total assets	$ 1,519,301	$ 1,443,511	$ 1,408,967

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 416,134	$ 485,436	$ 356,659
Other current liabilities	43,224	39,943	58,199
Long-term debt - current	38,020	44,785	36,822
Current liabilities	497,378	570,164	451,680
Long-term debt - non-current	480,917	328,009	438,818
Convertible unsecured subordinated debentures	--	--	76,992
Other liabilities	41,273	43,051	34,416
Deferred income tax	31,903	31,165	42,428
Non-controlling interests	221,851	222,073	192,941
Shareholders' equity	245,979	249,049	171,692
Total liabilities and equity	$ 1,519,301	$ 1,443,511	$ 1,408,967

Supplemental balance sheet information
Total debt	$ 518,937	$ 372,794	$ 552,632
Total debt, net of cash	383,994	230,090	461,792

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2014	2013	2014	2013

Cash provided by (used in)

Operating activities
Net earnings	$ 23,914	$ 4,409	$ 24,889	$ (3,839)
Items not affecting cash:
Depreciation and amortization	16,008	29,594	29,860	43,092
Deferred income tax	(6,095)	(11,293)	(1,735)	(16,298)
Other	3,445	265	1,464	1,516
	37,272	22,975	54,478	24,471

Changes in non-cash working capital
Accounts receivable	(31,861)	(4,034)	5,572	2,969
Payables and accruals	38,057	(5,413)	(58,821)	(88,948)
Other	13,345	4,276	(11,340)	12,511
Contingent acquisition consideration	--	--	(20,064)	--
Net cash provided by (used in) operating activities	56,813	17,804	(30,175)	(48,997)

Investing activities
Acquisition of businesses, net of cash acquired	(34,896)	(7,499)	(47,776)	(34,688)
Purchases of fixed assets	(21,074)	(6,445)	(28,773)	(12,106)
Other investing activities	(4,049)	421	(3,510)	(3,636)
Net cash used in investing activities	(60,019)	(13,523)	(80,059)	(50,430)

Financing activities
Increase in long-term debt, net	32,994	46,037	142,389	138,435
Redemption of Preferred Shares	--	(39,232)	--	(39,232)
Purchases of non-controlling interests	(641)	(1,540)	(11,615)	(2,529)
Dividends paid to preferred shareholders	--	(249)	--	(2,537)
Dividends paid to common shareholders	(3,598)	--	(7,178)	--
Distributions paid to non-controlling interests	(7,893)	(7,386)	(13,414)	(13,040)
Repurchases of Subordinate Voting Shares	(5,195)	--	(10,106)	--
Other financing activities	2,500	6,887	3,749	7,201
Net cash provided by financing activities	18,167	4,517	103,825	88,298

Effect of exchange rate changes on cash	584	(5,516)	(1,352)	(6,715)

Increase (decrease) in cash and cash equivalents	15,545	3,282	(7,761)	(17,844)

Cash and cash equivalents, beginning of period	119,398	87,558	142,704	108,684

Cash and cash equivalents, end of period	$ 134,943	$ 90,840	$ 134,943	$ 90,840

Segmented Revenues, Adjusted EBITDA and Operating Earnings
(in thousands of US dollars)

	Commercial	Residential
	Real Estate	Real Estate	Property
(unaudited)	Services	Services	Services (1)	Corporate	Consolidated

Three months ended June 30

2014
Revenues	$ 368,468	$ 236,669	$ 55,536	$ 56	$ 660,729
Adjusted EBITDA	35,340	14,567	12,177	(2,378)	59,706

Operating earnings	19,590	12,561	10,292	(3,657)	38,786

2013
Revenues	$ 308,452	$ 218,019	$ 49,584	$ 44	$ 576,099
Adjusted EBITDA	24,519	13,618	9,601	(2,571)	45,167

Operating earnings (2)	9,382	(918)	5,915	(3,532)	10,847

	Commercial	Residential
	Real Estate	Real Estate	Property
	Services	Services	Services (1)	Corporate	Consolidated

Six months ended June 30

2014
Revenues	$ 667,948	$ 441,466	$ 96,333	$ 94	$ 1,205,841
Adjusted EBITDA	51,103	22,184	13,657	(4,951)	81,993

Operating earnings	24,797	15,738	10,285	(7,109)	43,711

2013
Revenues	$ 552,780	$ 409,345	$ 87,508	$ 100	$ 1,049,733
Adjusted EBITDA	26,929	23,406	10,286	(5,213)	55,408

Operating earnings (2)	2,628	6,199	4,853	(7,513)	6,167

(1) The segmented results have been revised to present the Service America operations in Property Services for all periods presented. The Service America operations were previously reported in the Residential Real Estate Services segment.
(2) Operating earnings for the Residential Real Estate Services segment for the three and six month periods ended June 30, 2013 were impacted by $11,184 of accelerated amortization related to legacy regional trademarks and trade names in connection with re-branding.
CONTACT: Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500